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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

                               (Amendment No. 1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               CLARUS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $.0001 Per Share,
                      Granted on or after November 1, 1999
                         (Title of Class of Securities)

                                   784638108
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                             Mr. Stephen P. Jeffery
                Chairman, Chief Executive Officer and President
                               Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                            Suwanee, Georgia  30024
                                 (770) 291-3900
            (Name, address and telephone number of person authorized
                             to receive notices and
                   communications on behalf of filing person)


                                    Copy to:
                         Elizabeth O. Derrick, Esquire
                     Womble Carlyle Sandridge & Rice, PLLC
                              One Atlantic Center
                           1201 West Peachtree Street
                            Atlanta, Georgia  30309
                                 (404) 872-7000


                           CALCULATION OF FILING FEE


  Transaction valuation*                            Amount of filing fee

       $22,390,177                                        $4,478.04


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,679,021 shares of common stock of Clarus Corporation having an aggregate value of $22,390,177 as of July 6, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[ ]  Check box if any part of the fee is offset as provided by Rule 0-
     11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $4,478.04     Filing party:  Clarus Corporation
     Form or Registration No.:  Schedule TO-I Date filed:    July 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


                             Introductory Statement

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 9, 2001 (the "Schedule TO") relating to the offer by Clarus Corporation ("Clarus") to exchange options outstanding under Clarus' Amended and Restated Stock Incentive Plan (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") and the SQL 1992 Stock Option Plan (the "SQL Plan" and, together with the Incentive Plan and the SAI Plan, the "Option Plans") to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), granted on or after November 1, 1999 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2001 and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). Clarus hereby amends and supplements the Schedule TO by filing of an amended Offer to Exchange, attached hereto as Exhibit (a)(1), an amended Letter of Transmittal, attached hereto as Exhibit (a)(2), an amended Notice of Withdrawal, attached hereto as Exhibit
(a)(3), and a supplemental letter distributed to eligible option holders, attached hereto as Exhibit (a)(9), regarding the revisions reflected in the Offer to Exchange, Letter of Transmittal and Notice of Withdrawal.



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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                    Clarus Corporation

                                     /s/ Stephen P. Jeffery
                                    ------------------------------------
                                         Stephen P. Jeffery
                                    Chief Executive Officer, President
                                     and Chairman (Principal Executive
                                               Officer)

Date: July 26, 2001


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                               INDEX TO EXHIBITS


Exhibit
Number    Description
-------   -----------

 (a)(1)   Offer to Exchange, dated July 9, 2001.

 (a)(2)   Form of Letter of Transmittal.

 (a)(3)   Form of Notice of Withdrawal.

*(a)(4)   Form of Letter to Eligible Option Holders.

*(a)(5)   Form of Letter to Tendering Option Holders.

*(a)(6) Clarus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on March 21, 2001 and incorporated hereby by reference.

*(a)(7) Clarus Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed with the Commission on May 15, 2001 and incorporated herein by reference.

*(a)(8) Offer to Exchange, dated April 9, 2001 (incorporated by reference from the Company's Schedule TO and Schedules TO-A, filed with the Commission on April 9, 2001, April 20, 2001 and May 8, 2001, respectively).

 (a)(9)   Supplemental Letter to Eligible Option Holders dated July 26, 2001.

*(d)(1) Amended and Restated Stock Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Form 10-Q filed with the Commission on August 14, 2000).

*(d)(2) Form of New Option Agreement pursuant to the Amended and Restated Stock Incentive Plan.

*(d)(3) Stock Incentive Plan of Software Plan of Architects International, Limited (incorporated by reference from Exhibit 2.2 of the Company's Form S-K filed with the Commission on June 13, 2000).

*(d)(4) Form of New Option Agreement pursuant to the Stock Incentive Plan of Software Architects International, Limited.

*(d)(5)   SQL 1992 Stock Option Plan (incorporated by reference from Exhibit
          10.5 to the Company's Registration on Form S-1 filed with the Commission on February 23, 1998).


---------------
*   Previously filed in connection with this Schedule TO-I.


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